Press Release

GreenPower Announces Annual Stock Option Grants

Vancouver, Canada, March 14, 2025 - GreenPower Motor Company Inc. (Nasdaq: GP) (TSXV: GPV) ("GreenPower" and the "Company"), a leading manufacturer and distributor of all-electric, purpose-built, zero-emission medium and heavy-duty vehicles serving the cargo and delivery market, shuttle and transit space and school bus sector, today announced its annual stock option grant to the Directors, Officers, Employees and Consultants.

The Company granted 525,000 incentive stock options to the four Independent Directors and three Officers of the Company, 250,000 incentive stock options to employees of the Company and 25,000 stock options to a consultant. The stock options are subject to the approval of the TSX Venture Exchange and are exercisable for a period of five years at a price of CDN $0.78 per share. Each Director and the CFO were granted 75,000 stock options that vest in increments beginning four months after the grant date, and the stock options will be fully vested one year after the grant date. For the employees and the consultant, the stock options vest in increments beginning four months after the grant date, and the stock options will be fully vested three years after the grant date.

For further information contact:

Fraser Atkinson, CEO

(604) 220-8048

Brendan Riley, President

(510) 910-3377

Michael Sieffert, CFO

(604) 563-4144

About GreenPower Motor Company Inc.

GreenPower designs, builds and distributes a full suite of high-floor and low-floor all-electric medium and heavy-duty vehicles, including transit buses, school buses, shuttles, cargo van and a cab and chassis.  GreenPower employs a clean-sheet design to manufacture all-electric vehicles that are purpose built to be battery powered with zero emissions while integrating global suppliers for key components. This OEM platform allows GreenPower to meet the specifications of various operators while providing standard parts for ease of maintenance and accessibility for warranty requirements. GreenPower was founded in Vancouver, Canada with primary operational facilities in southern California. Listed on the Toronto exchange since November 2015, GreenPower completed its U.S. IPO and NASDAQ listing in August 2020. For further information go to  www.greenpowermotor.com

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release. ©2025 GreenPower Motor Company Inc. All rights reserved.